Syneron(TM) Partners With the American Academy of Cosmetic Physicians (AAOCP) to Train LipoLite(TM) and Laser LipoSculpture Physicians

LipoLite Customers Receive Complimentary AAOCP Membership With Purchase

IRVINE, CA--(Marketwire - February 17, 2009) - Syneron™ Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announces a partnership with the American Academy of Cosmetic Physicians (AAOCP) to support laser liposculpture courses for Syneron's LipoLite™ laser-assisted liposuction device. The AAOCP is an organization of physicians who have successfully integrated aesthetic procedures into their practice. The AAOCP is dedicated to enhanced clinical training and safety and the exchange of best practices and ideas.

As part of the partnership, the AAOCP will train new Syneron LipoLite physicians and refer physicians to LipoLite as a preferred laser-assisted liposuction device. Syneron will offer all LipoLite customers complimentary membership into the AAOCP and recommend AAOCP to physicians for training.

"Syneron is committed to providing our customers the training required to generate the optimal treatment results using LipoLite, the best laser liposculpture technology," said Syneron CEO Lou Scafuri. "The outstanding reputation of the AAOCP for offering thorough, safety-focused training complements our desire to offer our customers high-quality devices and services to make their treatments safe and successful. Now, along with training support and marketing support, we can offer a complimentary membership in the AAOCP for all Syneron LipoLite customers to ensure an exceptional standard of care."

LipoLite and laser liposculpture training will be taught by expert physicians:

--  Dr. Thomas Barnes, diplomate of the American Board of Cosmetic Surgery and practicing cosmetic surgeon at the Cosmetic Surgery & Laser Center in Newport Beach, California
--  Dr. Lori Brightman, diplomate of the American Academy of Dermatology, fellow of Mohs College and practicing cosmetic dermatologist at the Laser & Skin Surgery Center of New York

"Tumescent liposuction and laser lipolysis training is essential to maintain the highest safety standards as well as excellent results in the field of minimally invasive body contouring," said Dr. Barnes. "Our monthly office-based courses are in association with the AAOCP and we are very pleased with the emphasis Syneron places on safety and education in achieving the best possible results with LipoLite for laser-assisted body contouring."

AAOCP offers physicians aesthetic procedure training in small group settings with live surgery exposure and the opportunity to receive 22 hours of category one CME (Continuing Medical Education) credits for laser liposculpture training.

"As a physician, I know small group courses and live surgery exposure are essential to ensure training is applicable to the patient treatment setting," said Dr. Brightman. "The combination of Syneron's proven LipoLite and AAOCP's renowned educational courses ensures physicians are equipped to perform safe and efficacious laser liposculpture procedures."

For more information, please visit www.syneron.com.

About AAOCP

The American Academy of Cosmetic Physicians is a group of physicians who have successfully integrated aesthetic procedures within their practice. This organization is solely interested in exchanging ideas, making aesthetic surgical techniques safer, and banding political support. For more information, please visit http://cosmeticphysicians.org/about.html.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications for facial and body shaping applications. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Irvine, California, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron, the Syneron logo, LipoLite and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Angela Corsi
Airfoil PR for Syneron
248-304-1445
corsi@airfoilpr.com

Judith Kleinman
VP Investor Relations
Syneron Medical
011-972-54-646-1688
ir@syneron.com